Exhibit 11.0

COMPUTATION OF EARNING PER SHARE
(In Thousands, except for per share data)

	Three months ended March 31,2011	Three months ended March 31,2010

Income available to common shareholders	$1,921	$718

Weighted average shares outstanding	9,393	4,662

Basic earnings per share	$0.20	$0.15

Income for diluted earnings per share	$1,921	$718

Total weighted average common shares and equivalents outstanding for diluted computation (1)	9,413	4,678

Diluted earnings per share	$0.20	$0.15

(1) All related to outstanding stock options.